Exhibit 26(h)(xxxvii)

Amendment No. 8 dated October 2, 2014 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust,
Franklin Templeton Distributors, Inc.,
Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio)
and Transamerica Capital, Inc. dated November 10, 2008

Amendment No. 8 to
Participation Agreement
Franklin Templeton Variable Insurance Products Trust
Franklin/Templeton Distributors, Inc.
Transamerica Premier Life Insurance Company
(Successor to “Western Reserve Life Assurance Co. of Ohio”)
Transamerica Capital, Inc.

Franklin Templeton Variable Insurance Products Trust (The “Trust”), Franklin/Templeton Distributors, Inc. (the “Underwriter,” and together with the Trust, “we” or “us”), Transamerica Premier Life Insurance Company and Transamerica Capital, Inc., your distributor (collectively the “Company”, “you” or “your”) on your behalf and on behalf of certain Accounts,  (individually a “Party”, collectively, the “Parties”) have previously entered into a Participation Agreement dated November 10, 2008, and subsequently amended May 1, 2009, October 1, 2010, October 31, 2001, March 1, 2012, January 15, 2013, May 1, 2014, September 29, 2014, and further modified by an Addendum dated May 1, 2011 (the “Agreement”).  The Parties now desire to amend the Agreement by this amendment (the “Amendment”).  Unless otherwise indicated, the terms defined in the Agreement shall have the same meaning in this Amendment.

A M E N D M E N T

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.	Paragraph 3.3.1 of Section 3.3 of the Agreement is deleted and replaced in its entirety with the paragraph 3.3.1 below:

“3.3           Manual Purchase and Redemption

3.3.1           You are hereby appointed as our designee for the sole purpose of receiving from Contract owners purchase and exchange orders and requests for redemption resulting from investment in and payments under the Contracts that pertain to subaccounts that invest in Portfolios (“Instructions”).  “Business Day” shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC and its current prospectus.  “Close of Trading” shall mean the close of trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time.  You represent and warrant that all Instructions transmitted to us for processing on or as of a given Business Day (the “Designated Day”) shall have been received in proper form and time stamped by you prior to the Close of Trading on the Designated Day.  Such Instructions shall receive the Portfolio share price next calculated following the Close of Trading on the Designated Day (the “Designated Day Price”), provided that we receive the Instructions from you before 9:00 a.m. Eastern Time on the Business Day following the Designated Day (the “Submission Time”).  Any such Instructions that we receive after the Submission Time may, but are not guaranteed to, receive the Designated Day Price.  You assume responsibility for any loss to a Portfolio caused by our receipt of Instructions after the Submission Time, including but not limited to, losses caused by such Instructions receiving the Designated Day Price, or any cancellation or correction made subsequent to the Submission Time.  You will promptly pay the amount of such loss to a Portfolio upon notification by us.  You represent and warrant that you have, maintain and periodically test, procedures and systems in place reasonably designed to prevent Instructions received after the Close of Trading on a Designated Day from being executed with Instructions received before the Close of Trading on that Designated Day.”

2.	Paragraph 3.4.3 of Section 3.4 of the Agreement is deleted and replaced in its entirety with the paragraph 3.4.3 below:

“3.4           Automated Purchase and Redemption

3.4.3           On each Business Day, you shall aggregate all purchase and redemption orders for shares of a Portfolio that you received prior to the Close of Trading. You represent and warrant that all orders for net purchases or net redemptions derived from Instructions received by you and transmitted to Fund/SERV for processing on or as of a given Business Day (the “Designated Day”) shall have been received in proper form and time stamped by you prior to the Close of Trading on the Designated Day.  Such orders shall receive the Portfolio share price next calculated following the Close of Trading on the Designated Day (the “Designated Day Price”), provided that we receive Instructions from Fund/SERV by 9:00 a.m. Eastern Time on the Business Day following the Designated Day (the “Submission Time”).  Any such Instructions that we receive after the Submission Time may, but are not guaranteed to, receive the Designated Day Price.  You assume responsibility for any loss to a Portfolio caused by our receipt of Instructions after the Submission Time including, but not limited to, losses caused by such Instructions receiving the Designated Day Price, or any cancellation or correction made subsequent to the Submission Time.  You will promptly pay the amount of such loss to a Portfolio upon notification by us.  You represent and warrant that you have, maintain and periodically test, procedures and systems in place reasonably designed to prevent Instructions received after the Close of Trading on a Designated Day from being executed with Instructions received before the Close of Trading on that Designated Day.”

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized officers to execute this Amendment as of October 24, 2014.

The Trust: Only on behalf of each Portfolio listed on Schedule C of the Agreement.	Franklin Templeton Variable Insurance Products Trust By: /s/ Karen L. Skidmore Name: Karen L. Skidmore Title: Vice President

The Underwriter:	Franklin/Templeton Distributors, Inc.

By: /s/ Christopher A. Felchlin
Name:           Christopher A. Felchlin
Title:           Vice President

The Company:	Transamerica Premier Life Insurance Company

By: /s/ John Mallett
Name:  John Mallett
Title:           Vice President

The Distributor for the Company:	Transamerica Capital, Inc.

By: /s/ Brenda L. Smith
Name:  Brenda L. Smith
Title:           Assistant Vice President